UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                                       OR

                 [ ] Transition report pursuant to section 15(d)
                     of The Securities Exchange Act of 1934
                 For the transition period from _____ to _____


                         Commission File Number 0-18984


                        REYNOLDS, SMITH AND HILLS, INC.
                      EMPLOYEES 401(k) PROFIT SHARING PLAN
                            (Full title of the plan)


                        REYNOLDS, SMITH AND HILLS, INC.
        (Name of the issuer of the securities held pursuant to the plan)

                4651 Salisbury Road, Jacksonville, Florida 32256
           (Address of principal executive office of issuer and plan)

REYNOLDS, SMITH AND HILLS, INC.
EMPLOYEES 401(k) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules for the Year Ended December 31 1998, and
Independent Auditors' Report

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k) PROFIT SHARING PLAN
TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                      Page
INDEPENDENT AUDITORS' REPORT                                            1
FINANCIAL STATEMENTS:
 Statements of Net Assets Available for Benefits                        3
 Statements of Changes in Net Assets Available for Benefits             7
 Notes to Financial Statements                                          9

SUPPLEMENTAL SCHEDULES:
 Item 27a - Assets Held for Investment Purposes                        13
 Item 27d - Schedule of Reportable Transactions                        14

Deloitte & Touche LLP

        Certified Public Accountants
        Suite 2801
        Independent Square
        One Independent Drive
        Jacksonville, Florida 32202-5034
        Telephone: (904) 665-1400
        Facsimile: (904) 355-9104

INDEPENDENT AUDITORS' REPORT

Trustees
Reynolds, Smith and Hills, Inc. Employees
 401(k) Profit Sharing Plan
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

As explained in Note 1 to the financial statements, the 1998 and 1997 financial statements include securities valued at $1,394,428 (8 percent of net assets available for benefits) and $1,341,719 (8 percent of net assets available for benefits), respectively, whose values have been estimated by the Board of Trustees in the absence of readily ascertainable market values. We have examined the procedures used by the Board of Trustees in arriving at its estimate of value of such securities and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/Deloitte & Touche LLP
July 15, 1999

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1998
- --------------------------------------------------------------------------------

                                                 Supplemental Information by Fund
                                                 --------------------------------

                                                   Value       Select       Stable
                                                   Equity      Income       Value
                                                    Fund        Fund         Fund
                                                   -----       ------       ------

Assets:
Investments, at fair value (Note 3):
  INVESCO collective trust funds                 $7,770,562   $1,406,348   $2,823,818
  Short-term investments
Investments, at estimated fair value (Note 3):
  Reynolds, Smith and Hills, Inc. Common stock
  Loans to participants
                                                 ----------   ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS                $7,770,562   $1,406,348   $2,823,818
                                                 ==========   ==========   ==========

The accompanying notes are an integral part of these financial statements

- --------------------------------------------------------------------------------
                           Emerging                             Combined
     Flex      Dynamics     Growth     Loan          RS&H        Total
     Fund        Fund        Fund      Fund          Stock      All Funds
     ----        ----        ----      ----          -----      ---------

   $1,088,704  $2,068,659  $899,695                            $16,057,786
                                                  $      102           102

                                                   1,394,428     1,394,428
                                     $632,258                      632,258
   --------  ----------    --------  --------     ----------   -----------

   $1,088,704  $2,068,659  $899,695  $632,258     $1,394,530   $18,084,574
   ==========  ==========  ========  ========     ==========   ===========

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1997
- --------------------------------------------------------------------------------


                                                 Supplemental Information by Fund
                                                 --------------------------------

                                                   Value       Select       Stable
                                                   Equity      Income       Value
                                                    Fund        Fund         Fund
                                                   -----       ------       ------

Assets:
Investments, at fair value (Note 3):
  INVESCO collective trust funds                 $7,280,738   $1,336,077   $2,884,844
  Short-term investments
Investments, at estimated fair value (Note 3):
  Reynolds, Smith and Hills common stock
  Loans to participants
                                                 ----------   ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS                 7,280,738    1,336,077    2,884,844

The accompanying notes are an integral part of these financial statements.


- --------------------------------------------------------------------------------
                               Emerging                                Combined
     Flex        Dynamics       Growth         Loan        RS&H          Total
     Fund          Fund          Fund          Fund        Stock       All Funds
     ----          ----          ----          ----        -----       ---------


$   855,515   $ 1,264,789   $   530,329                               $14,152,292
                                                        $    19,027        19,027

                                                          1,341,719     1,341,719
                                              611,672                     611,672
- -----------   -----------   -----------   -----------   -----------   -----------
$   855,515   $ 1,264,789   $   530,329   $   611,672   $ 1,360,746   $16,124,710
===========   ===========   ===========   ===========   ===========   ===========

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
     WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1998


                                                                    Supplemental Information by Fund
                                                                    --------------------------------

                                                                  Value           Select          Stable
                                                                  Equity          Income          Value
                                                                   Fund            Fund            Fund
                                                                   ----            ----            ----

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income                                           $   158,869    $   115,059    $   191,154
  Net appreciation in value of RS&H, Inc. common stock
  Net appreciation (depreciation) in fair value of investments    929,648        (18,443)
                                                                ---------      ---------      ---------
      Net investment income                                     1,088,517         96,616        191,154

  Contributions from employer                                      74,240         14,012         12,539
  Contributions from employees                                    714,156        114,539        130,588
                                                                ---------      ---------      ---------
      Total additions                                           1,876,913        225,167        334,281

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Administrative expenses                                          12,469          1,545          1,909
  Distributions, net                                              921,265        108,148        400,962
                                                                ---------      ---------      ---------
      Total deductions                                            933,734        109,693        402,871

PARTICIPANTS' TRANSFERS BETWEEN FUNDS IN (OUT)                   (453,355)       (45,203)         7,564
                                                                ---------      ---------      ---------

      Net increase (decrease)                                     489,824         70,271        (61,026)

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR          7,280,738      1,336,077      2,884,844
                                                                ---------      ---------      ---------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR              $ 7,770,562    $ 1,406,348    $ 2,823,818
                                                                =========      =========      =========

The accompanying notes are an integral part of these financial statements.




- --------------------------------------------------------------------------------
                                 Emerging                                  Combined
     Flex        Dynamics         Growth         Loan          RS&H          Total
     Fund          Fund            Fund          Fund          Stock       All Funds
     ----          ----            ----          ----          -----       ---------

$     3,132   $   159,725    $    85,920                                  $   713,859
                                                           $   55,119          55,119
    152,748       142,255         (6,318)                                   1,199,890
    -------     ---------        -------                     ---------     ----------
    155,880       301,980         79,602                        55,119      1,968,868

     12,285        28,614         19,128                        16,485        177,303
    203,172       259,768        142,960                        62,160      1,627,343
    -------     ---------        -------                     ---------     ----------
    371,337       590,362        241,690                       133,764      3,773,514


     13,986         5,028          2,655                           287         37,879
    149,258        62,192         45,060    $    51,013         37,873      1,775,771
    -------     ---------        -------        -------      ---------     ----------
    163,244        67,220         47,715         51,013         38,160      1,813,650

     25,096       280,728        175,391         71,599        (61,820)
    -------     ---------        -------        -------      ---------     ----------

    233,189       803,870        369,366         20,586         33,784      1,959,864

    855,515     1,264,789        530,329        611,672      1,360,746     16,124,710
    -------     ---------        -------        -------      ---------     ----------
$ 1,088,704   $ 2,068,659    $   899,695   $    632,258   $  1,394,530    $18,084,574
    =======     =========        =======        =======      =========     ==========

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1998
- --------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN

The following description of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan (the "Plan") provides general information to participants. Participants should refer to the pamphlet, Summary Plan Description for the April 1, 1996 Amendment and Restatement of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan, for a more complete description of the Plan. Copies of the pamphlet are available from the Plan Coordinator.

General - The Plan was commenced and made effective January 1, 1990. The Plan is a defined contribution plan established under Section 401(k) of the Internal Revenue Code. The Plan was established for the benefit of certain employees of Reynolds, Smith and Hills, Inc. (the "Company") and eligible subsidiaries and affiliates with 480 hours of service within the eligibility computation period. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA).

Investment Options - Participating employees have the right to choose the investment funds in which contributions to their accounts are invested, and may choose to allocate and reallocate amounts credited to their accounts amoung all or any combination of the investment funds. A participating employee may change his investment decision at any time by calling the Trustee. Changes involving Reynolds, Smith and Hills, Inc. common stock are handled by the plan administrator on a quarterly basis. Earnings on the investment funds are allocated among the accounts of participation that have elected to invest in each such funds.

Accounts may be invested among the following:

  (i) INVESCO Retirement Trust Stable Value Fund;

 (ii) INVESCO Select Income Fund;

(iii) INVESCO Retirement Trust Flex Fund;

 (iv) INVESCO Value Equity Fund;

  (v) INVESCO Dynamics Fund;

 (vi) INVESCO Emerging Growth Fund; and

(vii) Reynolds, Smith and Hills, Inc. common stock.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1998 (CONTINUED)
- --------------------------------------------------------------------------------

Plan participants may direct the investment of all funds credited to their account to any or all investment funds in increments of 1% or multiples thereof.

Contributions - The Plan allows participating employees to contribute from 2% to 15% of their earned compensation with a total amount not to exceed $10,000 in 1998 and $9,500 in 1997. The dollar limit is indexed yearly for inflation. The employer is required to match 25% of the employee's annual contribution up to 6% of an employee's compensation. In addition, the employer may make discretionary contributions to the Plan in cash, company stock or a combination of the two.

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are fully vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of the account balances is based on years of participant service. A participant is 100% vested after five years of credited service.

Withdrawals - Participants may withdraw all of the vested amounts credited to their accounts, subject to defined years of Plan participation. Also, a participant may elect to withdraw certain amounts from his deferred contribution account due to the financial hardship of the participant.

Loans - Participants may request loans from the Plan subject to allowable available participant balances and other conditions.

Payment of Benefits - On termination of employment, a participant with an account balance of $3,500 or less may elect a lump sum payment of the participant's account balance at the date of termination. The Plan provides other payment schedules for payment of participant balances in excess of $3,500 upon participant termination of employment. As of December 31, 1998, $534,894 in benefits was owed to participants that had withdrawn from the plan.

In the event of death or disability of a participant, payment may be made in a lump sum amount equal to the value of the participant's account as of the next quarterly valuation date.

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1998 (CONTINUED)
- --------------------------------------------------------------------------------

Plan Termination - Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are presented on the accrual basis of accounting.

Investments - Short-term investments and loans to participants are carried at cost which approximates market value. The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the common stock of the Plan's sponsor, Reynolds, Smith and Hills, Inc., are recorded at an estimated value as there is no active market for the stock.

Payment of Benefits - Benefits are recorded when paid.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Investments

Except for the Plan's investments in loans to participants and common stock of the plan sponsor, the Plan's investments are held in a trust fund administered by the Trust Department of INVESCO Trust Company. Such investments consist primarily of the Plan's short-term investments and investments in INVESCO mutual funds and collective trust funds.

The following table  summarizes all  investments  held, by fund, at December 31,
1998 and 1997:
                                                                           December 31
                                                                    -------------------------
                                                                        1998         1997

Investments at Fair Value as Determined by Quoted Market Price

INVESCO mutual trust funds:
  Select Income Fund;  213,730 and 199,241 units                    $ 1,406,348 *  $ 1,336,077 *
  Value Equity Fund;  264,214 and 260,992 units                       7,770,562 *    7,280,738 *
  Dynamics Fund; 131,343 and 90,344 units                             2,068,659 *    1,264,789 *
  Emerging  Growth Fund;  77,694 and 46,765 units                       899,695        530,329
                                                                    -----------    -----------
                                                                     12,145,264     10,411,933
                                                                    -----------    -----------
INVESCO collective trust funds:
  Retirement Trust Stable Value Fund; 2,823,819 and
  2,884,844 units                                                     2,823,818 *    2,884,844 *
  Retirement Trust Flex Fund; 28,786 and 25,394 units                 1,088,704 *      855,515 *
                                                                    -----------  -------------
                                                                      3,912,522      3,740,359
                                                                    -----------  -------------
  Stock Liquidity Fund; 102 and 19,027 units                                102         19,027


Investments at Estimated Fair Value

RS&H common stock; 95,837 shares                                      1,394,530 *    1,341,719 *
Loans to participants                                                   632,258        611,672
                                                                    -----------   -----------
                                                                      2,026,788      1,953,391
                                                                    -----------    -----------

Total Investments                                                   $18,084,676    $16,124,710
                                                                    ===========    ===========
*Investments exceeds 5% of net assets available for benefits.

4. Income Tax Status

The Plan obtained its latest determination letter on November 5, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                                     ******

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
- --------------------------------------------------------------------------------

  Number of Shares,
  Units or Principal                                                       Market
        Amount           Description                           Cost        Value
        ------           -----------                           ----        -----
INVESCO Mutual Funds
        213,730   INVESCO Select Income Fund               $1,426,917   $1,406,348

        264,214   INVESCO Value Equity Fund                 6,366,061    7,770,562

        131,343   INVESCO Dynamics Fund                     1,857,124    2,068,659

         77,694   INVESCO Emerging Growth Fund                931,265      899,695

INVESCO Collective Trust Funds (Commingled Funds)
      2,823,819   INVESCO Retirement Trust                  2,823,818    2,823,818
                    Stable Value Fund

         28,786   INVESCO Retirement Trust                    897,509    1,088,704
                    Flex Fund

Stock Fund
            102   INVESCO Stock Liquidity Fund                    102          102

         95,837   Reynolds, Smith and Hills, Inc.
                  Common Stock                                872,519    1,394,428

LOAN FUND
        632,258   Loans to Participant                        632,258      632,258
                                                           ----------   ----------

TOTAL ALL FUNDS                                           $15,807,573  $18,084,574
                                                           ==========   ==========

REYNOLDS, SMITH AND HILLS, INC. EMPLOYEES 401(k)
PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
- --------------------------------------------------------------------------------

Series of Transactions in Excess of 5% of Plan Assets
                                                                                      Current Value
                                                                                       of Asset on       Net
                                              Purchase       Selling       Cost of     Transaction       Gain
        Identification of Security              Price         Price         Asset          Date         (Loss)
        --------------------------              -----         -----         -----          ----         ------

INVESCO Retirement Trust Stable Value Fund   $  890,550                  $  890,550    $  890,550
INVESCO Value Equity Fund                     2,061,274                   2,061,274     2,061,274
INVESCO Dynamics Fund                         1,206,624                   1,306,624     1,206,624
INVESCO IRT Total Return Fund                   827,346                     827,346       827,346
INVESCO Retirement Trust Stable Value Fund                 $  951,575       951,575       951,575
INVESCO Value Equity Fund                                   1,994,817     1,661,061     1,994,817      $333,756
INVESCO Dynamics Fund                                         544,995       572,913       544,995       (27,919)
INVESCO IRT Total Return Fund                                 742,781       689,592       742,781        53,189

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Reynolds, Smith and Hills, Inc.
Employee 401(k) Profit Sharing Plan

By \s\Darold F. Cole
- --------------------
Darold F. Cole
Chairman, Administrative Committee
and Senior Vice President and Director
Reynolds, Smith and Hills, Inc.


Date: September 28, 1999

INDEPENDENT AUDITORS' CONSENT

     We consent to the incorporation by reference in Registration Statements Numbered 33-33536, 33-40554, 33-40553, 33-40552, 33-40551, 33-51100, 33-51102,
33-51320 and 333-40237 of Reynolds, Smith and Hills, Inc. on Form S-8 of our report dated July 15, 1999 appearing in this Annual Report on Form 11-K of the Reynolds, Smith and Hills, Inc. Employees 401(k) Profit Sharing Plan for the year ended December 31, 1998.


/s/Deloitte & Touche LLP

Jacksonville, Florida
September 28, 1999